EXHIBIT 99.1

For Immediate Release	Date: June 26,2024
24-17-TR

Teck Named to 2024 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named as one of Corporate Knights’ 2024 Best 50 Corporate Citizens in Canada. This marks the 18th consecutive year Teck has been named as one of the Best 50 companies by Corporate Knights.

“As we responsibly produce essential metals needed for global development and the energy transition, our team is focused on caring for the people, communities and the environment where we operate,” said Jonathan Price, President and CEO. “Being named as one of the Best 50 Corporate Citizens in Canada is a reflection of the commitment of our people, who prioritize environmental and social responsibility in everything they do.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 25 environmental, social and governance indicators including board diversity, resource efficiency, financial management, sustainable revenue and sustainable investment. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit https://www.corporateknights.com/rankings/best-50-rankings/2024-best-50-rankings/.

Teck has set ambitious targets in sustainability, including being carbon neutral by 2050 and to working towards a nature positive future by 2030. For more information on our sustainability goals and performance, visit http://www.teck.com/sustainability.

Earlier this year Corporate Knights also recognized Teck as one of the 2024 Global 100 Most Sustainable Corporations for the sixth straight year. Teck is ranked fourth in the S&P Global 2023 Corporate Sustainability Assessment metals and mining industry, listed on the FTSE4Good Index Series, recognized as a 2024 ESG Top-Rated company by Sustainalytics, and was named as one of Canada’s Top 100 Employers from 2018 through 2024.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to long- and short-term sustainability goals, targets, and strategy, including statements relating to our targets of being carbon neutral by 2050 and working towards a nature positive future by 2030.

The forward-looking statements in this report are based on a number of assumptions that are inherently uncertain and difficult to predict, including but not limited to expectations and assumptions concerning: the development, availability, performance and effectiveness of technologies needed to achieve our sustainability targets and goals; the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; performance of new technologies in accordance with our expectations; the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to achieve our nature positive and biodiversity goals and the longer term impacts of those goals and strategies on our business; our ability to achieve our climate and nature positive goals and the longer term impacts of those goals on our business; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions.

Factors that may cause actual results to vary include, but are not limited to actual climate change and biodiversity consequences; adequate technology not being available on adequate terms; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required external approvals or consensus for such opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy, and changes in commodity prices or general economic conditions. We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Relations

604.699.4514

dale.steeves@teck.com

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